Exhibit 99.5
NOTICE TO REGISTERED SHAREHOLDERS RESIDENT OUTSIDE CANADA AND
THE UNITED STATES
January 5, 2011
Dear Shareholder:
On December 16, 2010, Ivanhoe Mines Ltd. (the “Company”) issued a Short Form Prospectus (the “Prospectus”) describing the Company’s rights offering (the “Rights Offering”). Holders of the Company’s common shares (“Common Shares”) as of 5:00 p.m. (Toronto time) on December 31, 2010 have been issued one right (“Right”) for each Common Share held.
Rights are evidenced by transferable Rights certificates (the “Rights Certificates”). Every 100 Rights will entitle the holder thereof to acquire 15 Common Shares at an exercise price of, at the subscriber’s choice, US$13.88 per Common Share or Cdn$13.93 per Common Share. The Rights may be exercised commencing January 5, 2011 and will expire at 5:00 p.m. (Toronto time) on January 26, 2011.
The Rights Certificates are not being mailed to Company shareholders resident outside of Canada or the United States, unless such shareholders are able to establish to the satisfaction of the Company or on before 4:30 p.m. (Toronto time) on January 14, 2011 that they, and each beneficial shareholder for whom they may be acting, are eligible to participate in the Rights Offering.
As a shareholder resident outside of Canada and the United States (a “Non-Prospectus Holder”), you are being sent a copy of the Prospectus, as well as a Qualified Holder Status Certificate, a copy of which is enclosed. If you wish to participate in the Rights Offering, CIBC Mellon Trust Company (“CIBC Mellon”) must receive from you the Qualified Holder Status Certificate on or before 4:30 p.m. (Toronto time) on January 14, 2011 so the Company can confirm your eligibility and, if applicable, the eligibility of each beneficial shareholder for whom you may be acting, to participate in the Rights Offering. Once your eligibility and, if applicable, the eligibility of each beneficial shareholder for whom you may be acting, to participate in the Rights Offering is confirmed, CIBC Mellon will send to you a Rights Certificate evidencing the number of Rights to which you and any beneficial shareholders for whom you are acting are entitled.

If you are acting on behalf of beneficial shareholders, you should follow your procedures, including consulting with professional advisors if necessary, in order to obtain the information necessary to complete the Qualified Holder Status Certificate on behalf of the beneficial shareholders for whom you are acting. Please note that you may complete the Qualified Holder Status Certificate with respect to a portion of the Rights issued in your name on behalf of the beneficial shareholders for whom you are acting.
If you do not satisfy the Company of your eligibility and, if applicable, the eligibility of each beneficial shareholder for whom you may be acting, to participate in the Rights Offering on or prior to 4:30 p.m. (Toronto time) on January 14, 2011, CIBC Mellon will attempt, on a best efforts basis, to sell the Rights owned by you, each beneficial shareholder for whom you may be acting and other Non-Prospectus Holders that are not also Qualified Holders on such date or dates and at such price or prices and in such markets as CIBC Mellon determines in its sole discretion. CIBC Mellon will convert or cause to be converted any proceeds denominated in Canadian dollars into U.S. dollars at the prevailing exchange rate on the date of distribution and, net of any expenses incurred by CIBC Mellon in connection with such conversion, distribute all proceeds in U.S. dollars to you and other Non-Prospectus Holders that are not also Qualified Holders on a pro rata basis. CIBC Mellon will mail cheques to you representing the net proceeds, without interest, from such sales. CIBC Mellon is not required to make any payment if the amount owing is less than US$10.00.
Note that neither this letter nor the Prospectus constitute an offer to sell or the solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.
If the Rights Offering does not proceed, the aggregate subscription price paid for the Rights exercised will be returned promptly to the subscribers by CIBC Mellon without interest or deduction.
Completed and executed Qualified Holder Status Certificates should be delivered by facsimile to CIBC Mellon at 416.643.3148 before 4:30 p.m. (Toronto time) on January 14, 2011, followed by delivery of an original copy to CIBC Mellon at:
CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario M5L 1G9
Canada
Subject to confirmation of your status and, if applicable, the status of each beneficial shareholder for whom you may be acting, as a Qualified Holder, CIBC Mellon will mail certificates representing the Common Shares purchased pursuant to the Rights Offering as soon as is practicable following February 2, 2011, unless the Rights Offering is terminated.

Any questions or requests for assistance may be directed to CIBC Mellon at the contact information set out below:
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
Sincerely,
“Robert Friedland”
Robert Friedland
Executive Chairman & Chief Executive Officer